EXHIBIT (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges and Preferred Stock Dividends for the
Nine Months Ended October 28, 2000 and October 30, 1999
and for the Five Years Ended January 29, 2000
(Millions of Dollars)

	Nine Months Ended		Fiscal Year Ended
	Oct 28, 2000	Oct 30, 1999	Jan. 29, 2000	Jan. 30, 1999	Jan. 31, 1998	Feb. 1, 1997	Feb. 3, 1996
Ratio of Earnings to Fixed Charges:
Earnings:
Consolidated net earnings before extraordinary charges	$712	$663	$1,185	$962	$802	$474	$311
Income taxes	446	420	751	594	524	309	190

Total earnings before extraordinary charges	1,158	1,083	1,936	1,556	1,326	783	501

Fixed charges:
Interest expense	336	309	415	421	437	464	461
Interest portion of rental expense	51	51	69	63	59	59	59

Total fixed charges	387	360	484	484	496	523	520

Less:
Capitalized interest	(22)	(13)	(16)	(16)	(16)	(16)	(14)

Fixed charges in earnings	365	347	468	468	480	507	506

Earnings available for fixed charges	$1,523	$1,430	$2,404	$2,024	$1,806	$1,290	$1,007

Ratio of earnings before extraordinary charges to fixed charges	3.93	3.98	4.96	4.18	3.65	2.46	1.94

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$387	$360	$484	$484	$496	$523	$520
Dividends on preferred stock (pre-tax basis)	—	22	29	32	35	37	37

Total fixed charges and preferred stock dividends	387	382	513	516	531	560	557

Earnings available for fixed charges and preferred stock dividends	$1,523	$1,430	$2,404	$2,024	$1,806	$1,290	$1,007

Ratio of earnings before extraordinary charges to fixed charges and preferred stock dividends	3.93	3.74	4.69	3.92	3.40	2.30	1.81